Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos.

333-277166 and 333-277166-01

PRICING TERM SHEET

September 14, 2026

American Water Capital Corp.

American Water Works Company, Inc.

$500,000,000 5.550% Senior Notes due 2033

Issuer:	American Water Capital Corp.

Support Provider:	American Water Works Company, Inc.

Security:	5.550% Senior Notes due 2033

Size:	$500,000,000

Trade Date:	September 14, 2026

Settlement Date:	September 16, 2026 (T+2)*

Maturity Date:	October 1, 2033

Benchmark Treasury:	UST 4.50% due August 31, 2033

Benchmark Treasury Yield:	4.858%

Spread to Benchmark Treasury:	+70 bps

Yield to Maturity:	5.558%

Coupon:	5.550%

Price to Public:	99.951% of the principal amount

Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2027

Redemption Provisions:

Make-whole call:	Treasury Rate +15 bps

Par call:	On or after August 1, 2033

CUSIP:	03040W BK0

ISIN:	US03040WBK09

Ratings(1):	Baa1 (stable outlook) / A (stable outlook) (Moody’s/S&P)

Joint Book-Running Managers:

PNC Capital Markets LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

BofA Securities, Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Sr. Co-Managers:	Huntington Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Loop Capital Markets LLC

Jr. Co-Managers:	Academy Securities, Inc. Independence Point Securities LLC Roberts & Ryan, Inc. Samuel A. Ramirez & Company, Inc.

(1)

Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated September 14, 2026.

*

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the second business day following the date of the prospectus supplement, or “T+2”. Trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+1 basis, investors who wish to trade the notes prior to the first business day before delivery of the notes will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors in the notes who wish to trade the notes on any date prior to the first business day before delivery should consult their own advisors.

The Issuer and the Support Provider have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Support Provider have filed with the SEC for more complete information about the Issuer, the Support Provider and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling PNC Capital Markets LLC toll free at (855) 881-0697, Mizuho Securities USA LLC toll free at (866) 271-7403, RBC Capital Markets, LLC toll free at (866) 375-6829 or U.S. Bancorp Investments, Inc. toll free at (877) 558-2607.